UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CONX Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

212873103

(CUSIP Number)

Kyle Jason Kiser

Chief Executive Officer

CONX Corp.

5701 S. SANTA FE DR.
LITTLETON, COLORADO 80120

(303) 472-1542

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 212873103

1.	NAME OF REPORTING PERSON
Charles W. Ergen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 18,750,000 VOTING SHARES (1) 11,333,333 SIXTY DAY SHARES (2)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 18,750,000 VOTING SHARES (1) 11,333,333 SIXTY DAY SHARES (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 30,083,333

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 99.4% (3)

14.	TYPE OF REPORTING PERSON IN

(1) “Voting Shares” include 18,750,000 shares of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”) of CONX Corp. (“CONX” or the “Company”) directly held by nXgen Opportunities, LLC (“nXgen”). Charles W. Ergen controls nXgen. Charles W. Ergen disclaims beneficial ownership over any securities owned by nXgen other than to the extent of his pecuniary interest therein.

(2) “Sixty Day Shares” include shares of Class A Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because of the right to acquire beneficial ownership of such shares within 60 days of the date hereof.

(3) Based on 30,261,918 shares of Class A Common Stock, including 18,928,585 shares of Class A Common Stock outstanding on May 1, 2024 and assuming exercise of 11,333,333 private placement warrants to purchase shares of Class A Common Stock at a price of $11.50 per share on a one-for-one basis, subject to adjustment, exercisable 30 days after the consummation of CONX’s business combination, which occurred on May 1, 2024 (the “Closing”), which warrants expire five years after the Closing or earlier upon redemption or liquidation.

CUSIP No. 212873103

1.	NAME OF REPORTING PERSON
nXgen Opportunities, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 18,750,000 VOTING SHARES (1) 11,333,333 SIXTY DAY SHARES (2)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 18,750,000 VOTING SHARES (1) 11,333,333 SIXTY DAY SHARES (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 30,083,333

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 99.4% (3)

14.	TYPE OF REPORTING PERSON OO

(1) “Voting Shares” include 18,750,000 shares of Class A Common Stock directly held by nXgen.

(2) “Sixty Day Shares” include shares of Class A Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because of the right to acquire beneficial ownership of such shares within 60 days of the date hereof.

(3) Based on 30,261,918 shares of Class A Common Stock, including 18,928,585 shares of Class A Common Stock outstanding on May 1, 2024 and assuming exercise of 11,333,333 private placement warrants to purchase shares of Class A Common Stock at a price of $11.50 per share on a one-for-one basis, subject to adjustment, exercisable 30 days after the Closing, which warrants expire five years after the Closing or earlier upon redemption or liquidation.

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of CONX Corp., a Nevada corporation (“CONX”), whose principal executive offices are located at 5701 S. Santa Fe Dr., Littleton, Colorado 80120.

ITEM 2.	Identity and Background.

This Schedule 13D is being filed jointly by: (a) Charles W. Ergen; and (b) nXgen, who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares beneficially owned by the Reporting Persons.

(A) Charles W. Ergen

Mr. Ergen’s principal occupation is Chairman of EchoStar Corporation and CONX, and his principal address is 5701 S. Santa Fe Dr., Littleton, Colorado 80120. Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

(B) nXgen Opportunities, LLC

nXgen is a limited liability company organized under the laws of the State of Colorado and its principal business is to hold securities in CONX. Its address is 5701 S. Santa Fe Dr., Littleton, CO 80120. nXgen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen controls nXgen.

ITEM 3.	Source and Amount of Funds and Other Consideration.

The Reporting Persons previously filed reports with respect to the shares of Class A Common Stock pursuant to Rule 13d-1(d). This Schedule 13D is being filed solely as a result of the Closing. Mr. Ergen contributed the funds to purchase the securities reported herein to nXgen from Mr. Ergen’s personal funds.

The Reporting Persons may from time to time acquire shares of Class A Common Stock for investment purposes. Such shares of Class A Common Stock may be acquired with personal funds or funds borrowed by the Reporting Persons.

ITEM 4.	Purpose of Transaction.

This Schedule 13D is being filed solely as a result of the Closing. Except as noted in CONX’s public filings, none of the Reporting Persons has any plans which would result in the implementation of any of the enumerated actions listed in paragraphs (a) – (j) of Item 4 (although the Reporting Persons reserve the right to develop such plans). However, as Chairman of CONX, Mr. Ergen regularly explores potential actions and transactions that may be advantageous to CONX, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, board of directors, management, dividend policy, governing instruments, capitalization, securities or regulatory or reporting obligations of CONX.

ITEM 5.	Interest in Securities of the Issuer.

(a) This Schedule 13D is for the cumulative share holdings of the Reporting Persons as of the close of business on May 1, 2024. See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons. The Reporting Persons’ beneficial ownership of shares of Class A Common Stock excludes 17,391,300 shares of Class A Common Stock issuable by CONX upon conversion of non-voting Series A Convertible Preferred Stock, par value $0.0001 per share, beneficially owned by a trust established for the benefit of Mr. Ergen’s family. Each Reporting Person disclaims beneficial ownership over any securities other than to the extent of its pecuniary interest therein.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock in the last sixty days other than as described herein.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed below and elsewhere in this Schedule 13D, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships, including, but not limited to, transfer or voting of any of the securities of CONX, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Letter Agreement

In connection with CONX’s initial public offering, on October 29, 2020, nXgen entered into a letter agreement with CONX pursuant to which nXgen has agreed, subject to limited exceptions, not to transfer, assign or sell any of the shares of Class A Common Stock until the earlier to occur of: (i) 180 days after the Closing, and (ii) the date following the Closing on which CONX completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of its stockholders (other than independent directors) having the right to exchange their common stock for cash, securities or other property; except to certain permitted transferees and under certain circumstances; provided that, on March 25, 2024, CONX waived these transfer restrictions with respect to 9,375,000 shares of Class A Common Stock held by nXgen, which will allow nXgen to transfer any or all of such shares without regard to such restrictions after the Closing, subject to restrictions under applicable securities laws.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the letter agreement, dated October 29, 2020, and the waiver agreement, dated March 25, 2024, copies of which are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Warrant Purchase Agreement and Warrant Agreement

In connection with CONX’s initial public offering, on October 29, 2020, nXgen purchased an aggregate of 11,333,333 private placement warrants, at a price of $1.50 per warrant. The private placement warrants were issued under a warrant agreement, entered into on November 13, 2021, between Continental Stock Transfer & Trust Company, as warrant agent, and CONX.

Each whole private placement warrant is exercisable, beginning 30 days after the Closing, for one whole share of Class A Common Stock at a price of $11.50 per share. The private placement warrant are exercisable on a cashless basis so long as they are held by nXgen or its permitted transferees.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the warrant purchase agreement and the warrant agreement, each dated October 29, 2020, copies of which are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Registration and Stockholders’ Rights Agreement

In connection with CONX’s initial public offering, on October 29, 2020, nXgen entered into a registration and stockholders’ rights agreement pursuant to which nXgen will be entitled to nominate three individuals for appointment to CONX’s board of directors, as long as nXgen holds any securities covered by the registration and stockholders’ rights agreement, and which entitles nXgen to certain demand and “piggyback” registration rights. CONX will bear the expenses incurred in connection with the filing of any such registration statements. The registration and stockholders’ rights agreement does not provide for any maximum cash penalties nor any penalties connected with delays in registering the shares of Class A Common Stock.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the registration and stockholders’ rights agreement, dated October 29, 2020, a copy of which is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description
4.1	Warrant Agreement, dated October 29, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 3, 2020).
10.1	Letter Agreement, dated October 29, 2020, by and among the Company, its executive officers, its directors and nXgen Opportunities, LLC (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 3, 2020).
10.2	Waiver Agreement, dated March 25, 2024, by and between the Company and nXgen Opportunities, LLC (incorporated by reference to Exhibit (d)(16) to the Company’s Schedule TO, filed with the SEC on April 1, 2024).
10.3	Registration and Stockholders’ Rights Agreement, dated October 29, 2020, by and among the Company, nXgen Opportunities, LLC and the other holders party thereto (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on November 3, 2020).
10.4	Private Placement Warrants Purchase Agreement, dated October 29, 2020, by and among the Company and nXgen Opportunities, LLC (Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on November 3, 2020).
99.1	Joint Filing Agreement and Power of Attorney, dated May 8, 2024, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2024

Charles W. Ergen

By:	/s/ Robert J. Hooke
Name:	Charles W. Ergen
By:	Robert J. Hooke, attorney-in-fact

nXgen Opportunities, LLC

By:	/s/ Kyle Jason Kiser
Name:	Kyle Jason Kiser
Title:	Managing Member

ATTENTION:

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)